Exhibit 99.1

XP INC. PARTNERS WITH GIANT STEPS, A LEADING QUANTITATIVE INVESTMENT MANAGER IN BRAZIL

São Paulo, Brazil, June 04, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced an agreement to acquire a minority stake in Giant Steps, the leader in systematic funds in Brazil. With approximately R$7 billion of assets under management, Giant Steps is the largest quantitative investment manager in Brazil, and the combination consolidates XP as the most complete ecosystem of investment managers and distributors in the country.

With XP, Giant Steps is positioned to accelerate its national and international expansion plans, build out the company’s product portfolio with the creation of new strategies and hire talent from other countries by opening branches offshore.

The quantitative fund industry has been experiencing rapid growth in recent years. Currently, 8 of the 10 largest managers in the world focus on systematic/quantitative strategies, with these strategies representing more than 30% of total assets under management in the United States. In contrast, systematic/quantitative strategies represent less than 2% of the total AUM in Brazil.

“This partnership places XP alongside one of the most innovative managers in the country, which has been generating robust results in recent years for its clients through the intensive use of technology. This combination along with an exceptional team, positions Giant Steps as the leading player in this rapidly growing market,” stated Gustavo Pires, partner at XP Inc.

“We have chosen XP as we believe that with their support we will further accelerate our investments in fronts that we believe are sources of competitive advantage: people, expansion of technological infrastructure and the acquisition/development of alternative data – such as sentiment analysis on Twitter to image and video processing,” commented Flavio Terni, one of the founding partners of Giant Steps.

With one of the best track records in the multimarket fund industry over the last decade, the flagship fund, Giant Zarathustra, has recorded an absolute return of 290% since 2012 against 110% for the CDI. Giant Sigma (33% versus 13% CDI since 2018) complements the portfolio. In addition, the company recently announced the launch of an equity fund based on alternative data as well as a crypto fund, the first in the Brazilian market to have Bitcoin (BTC) as a benchmark.

"In a world where the speed of order transaction is a fraction of a second- and the creation of information far greater than human absorption capacity, refusing to incorporate technology in the investment process is akin to turning a blind eye to the evolution of markets," said Terni.

The completion of the transaction is subject to compliance with certain precedent conditions.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact:ir@xpi.com.br
Antonio Guimaraes	IR Website: investors.xpinc.com

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